                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________
                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 10)
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1): $1,169,509,386   Amount of Filing Fee: $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $ 233,901              Filing Parties:  Regulus, LLC and
                                                Lockheed Martin Corporation

Form or registration no.: Schedule 14D-1        Date Filed: September 25, 1998

                        (Continued on following page(s))

        This Amendment No. 10 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

        The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

        The first full paragraph on page 3 of the Offer to Purchase is deleted in its entirety and replaced with the following:

            "The Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), has delivered to the Company's Board of Directors a written opinion as of September 18, 1998 (the "September 18, 1998 DLJ Fairness Opinion"), and a separate opinion as of July 7, 1999 (the "July 7, 1999 DLJ Fairness Opinion" and, collectively with the September 18, 1998 DLJ Fairness Opinion, the "DLJ Fairness Opinion"), to the effect that, as of the date of such opinion, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of the September 18, 1998 DLJ Fairness Opinion, which sets forth the factors considered and the assumptions made by DLJ in rendering such opinion, is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which was mailed to shareholders of the Company on September 25, 1998. The full text of the July 7, 1999 DLJ Fairness Opinion, which sets forth the factors considered and the assumptions made by DLJ in rendering such opinion, is contained in Amendment No. 4 to the Schedule 14D-9, which was filed with the Securities and Exchange Commission on July 15, 1999. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE JULY 7, 1999 DLJ FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY."

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2(a)-(d) and (g) of the Schedule 14D-1 is hereby amended and supplemented as follows:

                The text of the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser"), which was amended and restated in its entirety in Amendment No. 8 to the Schedule 14D-1 filed with the Securities and Exchange Commission on April 21, 1999, is deleted in its entirety and replaced with the following:

                "Marcus C. Bennett and Caleb B. Hurtt, each a director of Parent, also serve on the Company's Board of Directors. In August 1997, Mr. Bennett joined the Company's Board of Directors and serves on its Finance Committee and on its Committee on Audit, Corporate Responsibility and Ethics. In May 1996, Mr. Hurtt joined the Company's Board of Directors and serves on its Committee on Compensation and Management Development as Chairman and on its Nominating and Corporate Governance Committee. As of June 1, 1999, Mr. Bennett held options to purchase 4,961 shares of Company Common Stock, of which 2,480 are currently exercisable or will be exercisable within sixty days. As of June 1, 1999, Mr. Hurtt held 1,000 shares of Company Common Stock and options to purchase 9,922 shares of Company Common Stock, of which 7,441 are currently exercisable or will be exercisable within sixty days. Both Mr. Bennett and Mr. Hurtt have elected to defer receipt of annual retainer fees and instead have received phantom stock units, which are not included in their beneficial ownership of Company Common Stock. As of June 1, 1999, Mr. Bennett's account held a balance of 2,016 phantom stock units and Mr. Hurtt's account held a balance of 2,788 phantom stock units. As of June 1, 1999, Mr. Bennett had beneficial ownership of 57,092 shares of Parent Common Stock and had 141,800 options exercisable for shares of Parent Common Stock, of which 140,000 are currently exercisable or would be exercisable within sixty days. In addition, as of June 1, 1999, Mr. Bennett had accounts in Parent deferred compensation plans credited with 1,461 phantom stock units, of which 861 units were nonforfeitable. As of June 1, 1999, Mr. Hurtt had beneficial ownership of 5,672 shares of Parent Common Stock. In addition, as of June 1, 1999, Mr. Hurtt had accounts in Parent deferred compensation plans credited with 2,213 phantom stock units, of which 1,013 units were nonforfeitable. To avoid any actual or perceived conflict of interest, each of Mr. Bennett and Mr. Hurtt recused himself from the deliberations relating to the Merger conducted by both Boards of Directors. Messrs. Bennett and Hurtt currently serve on the Company's Board of Directors in their individual capacities and not as representatives of Parent. It is anticipated that, following the Offer, Messrs. Bennett and Hurtt will serve as two of the three directors on the Company's Board of Directors which Parent will be entitled to designate under the Shareholders Agreement."

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
         COMPANY

        Item 3(a) is hereby amended by the incorporation of the changes to the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") set forth above under Item 2.

        In addition, Item 3(a) is hereby amended and supplemented by the deletion in their entirety of the paragraphs added to Item 3(a) pursuant to Amendment No. 8 to the Schedule 14D-1 filed with the Securities and Exchange Commission on April 21, 1999, and their replacement with the following paragraphs:

          "Parent has a continuing engagement with the law firm of Wunder, Knight, Levine, Thelen & Forscey to provide general legislative support. Under this engagement, Peter S. Knight, a Presidentially-appointed director of the Company since September 1994 and partner of Wunder Knight, has rendered services to Parent. Parent paid Wunder Knight $54,716, $161,669, $112,129, $135,325 and $151,370 for services rendered and expenses incurred during 1999 (through June 1), 1998, 1997, 1996 and 1995, respectively. Mr. Knight recused himself from the deliberations relating to the determination by the Company's Board of Directors on July 7, 1999 to reconfirm its recommendation that shareholders approve the Merger Agreement.

          Parent also has a continuing engagement with the law firm of Manatt, Phelps & Phillips, LLP to provide general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Under this engagement, Charles
     T. Manatt, a Presidentially-appointed director of the Company since May 1995 and chairman of Manatt Phelps, has not rendered any services to Parent. Parent paid Manatt Phelps $24,078, $65,414, $116,113, $153,126 and
     $66,686 for services rendered and expenses incurred during 1999 (through June 1), 1998, 1997, 1996 and 1995, respectively.

          Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arm's-length negotiations, in connection with a Department of Defense mentor-protege program to encourage large defense contractors to subcontract with minority-owned businesses. Kathryn C. Turner, a director of the Company since August 1997, is the Chairperson, Chief Executive Officer and sole shareholder of Standard Technology.
     Parent paid Standard Technology $949,803, $1,807,711, $2,008,766,
     $1,846,662 and $2,242,126 in 1999 (through June 1), 1998, 1997, 1996 and
     1995, respectively, under those contracts. Pursuant to the mentor-protege program, Parent agreed to award Standard Technology with a targeted amount of $1 million of contracts per year through 2001. Pursuant to the mentor-protege program, Parent also participates on an ad hoc advisory board which provides guidance on business matters and has provided financial assistance to Standard Technology. Parent has made an unsecured loan to Standard Technology, which is repayable over a fifteen year period commencing upon the earlier of 2007 or the year after Standard Technology achieves annual revenues in excess of $25 million. As of June 1, 1999, the outstanding balance of the loan was $2,632,166, which includes previously capitalized interest. Interest does not currently accrue on the loan but will accrue at 8% per annum on the unpaid principal amount once repayment is required. In addition, Parent has guaranteed up to $2 million of Standard Technology's borrowings under a line of credit with a commercial bank, which also is secured by Standard Technology's accounts receivable and a personal guarantee by Ms. Turner. Ms. Turner recused herself from the deliberations relating to the determination by the Company's Board of Directors on July 7, 1999 to reconfirm its recommendation that shareholders approve the Merger Agreement."

In addition, Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The following paragraph is added to page 25 of the Offer to Purchase at the end of Section 11 ("Background of the Offer; Contacts with the Company"):

          "The Merger and the Merger Agreement were originally scheduled to be considered by the Company's shareholders at the Company's annual meeting of shareholders on June 18, 1999. Following the announcement by Parent on June 9, 1999 relating to Parent's expected financial performance that was described in Amendment No. 9 to the Schedule 14D-1 filed with the Securities and Exchange Commission on June 15, 1999, and in light of the proximity of the release of the information to the original meeting date, the Company, with the concurrence of Parent, rescheduled the date of the annual meeting. Following that action, the Company's Board of Directors asked DLJ to render a new opinion as to the fairness to the Company's shareholders, from a financial point of view, of the consideration to be received by such shareholders under the Merger Agreement. DLJ delivered its opinion to the Company's Board of Directors on July 7, 1999. Following receipt of the opinion and a review and determination that the reasons for the Merger continue to apply, the Company's Board of Directors reconfirmed its recommendation that the Company's shareholders vote in favor of the Merger Agreement. On July 15, 1999, the Company filed Amendment No. 4 to the Schedule 14D-9 with the Securities and Exchange Commission reconfirming its recommendation that the Company's shareholders vote in favor of the Merger Agreement."

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    July 15, 1999



                                    REGULUS, LLC



                                    By:  /s/ Marian S. Block
                                       ----------------------
                                    Name: Marian S. Block
                                    Title: Vice President

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    July 15, 1999



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/  Marian S. Block
                                       -----------------------
                                    Name:  Marian S. Block
                                    Title:   Assistant Secretary